Exhibit 99.1

BIOPHYTIS and a Consortium of Investors
including RONGHUI RENHE Life Technology
Join Forces to Finance and Launch First-Ever
Phase 3 Trial in Sarcopenia

•	Creation of a joint venture in Hong Kong

•	Injection of US$20 million by the consortium of Asian investors

•	Start of clinical operations in early 2026

Paris (France), Shenzhen (Mainland China) and Hong Kong, Monday 13th Oct, 7AM CET – A landmark Memorandum of Understanding (MoU) has been signed today between Biophytis, a pioneering biotechnology company focused on developing transformative therapies that impact longevity, and a consortium of investors including but not limited to Ronghui Renhe Life Technology, a diversified Chinese conglomerate primarily focused on pharmaceutical retail and healthcare products. This preliminary agreement, which sets the framework under which the parties intend to negotiate definitive agreements, paves the way for the creation of a joint venture headquartered in Hong Kong, dedicated to financing and initiating the world’s first Phase 3 clinical trial in sarcopenia, using Biophytis’ drug candidate, BIO101.

The joint venture aims to bring together complementary strengths: advanced research and innovation from Europe, world-class biopharmaceutical development and regulatory expertise from China, and strong regional financing capabilities from Hong Kong.

The joint venture will be responsible for developing and exclusively commercializing BIO101 in China, Japan, and Korea. The consortium of investors is expected to invest up to US$20 million over the next two years to fund the Phase 3 clinical trial in sarcopenia. It is also anticipated that Biophytis will either transfer ownership or grant an exclusive license to the joint venture for certain patents related to BIO101, registered or to be registered in China, Korea, and Japan.

This study is expected to include up to 932 patients in Europe and Asia, including China and Japan. Its completion would bring hope for treatment to the tens of millions of patients suffering from this degenerative disease.

“This partnership marks a pivotal moment in our mission to combat aging-related decline,” said Biophytis CEO, Stanislas Veillet. “Together with our esteemed investors, we are embarking on a historic journey to bring BIO101 to the final phase of clinical development, with the potential to significantly improve mobility for older adults globally.”

“Together with Biophytis and our valued partners, we are excited to embark on this groundbreaking journey to advance sarcopenia treatment, reflecting our shared dedication to patient wellbeing and medical progress.” Said Mr Ding Xing, Chairman, Ronghui Renhe Group

The signing of the final agreements - including a shareholders’ agreement and patent transfer or license agreements - as well as the establishment of the joint venture, are expected by the end of 2025, with operations scheduled to begin in early 2026.

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Further details on the joint venture, including its governance structure and development timelines, will be announced in the coming months.

About BIO101 in Sarcopenia (SARA Program):

BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). SARA Program is the world’s most advanced clinical program in age related sarcopenia. In this indication, no approved treatment exists, and it is estimated that up to 1 out of 4 people aged over 60 worldwide are affected1 Living with sarcopenia greatly degrades quality of life and reduces life expectancy by 6 years2. The phase 2 clinical trial demonstrated BIO101’s efficacy in improving mobility in patients with sarcopenia3. The planned Phase 3 trial will be a milestone in addressing this critical unmet need and advancing longevity globally.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

About the Consortium of Investors

The consortium is composed of a group of strategic investors based primarily in Asia, including regional pharmaceutical partners, and local institutional investors. These investors bring a strong presence in China and Southeast Asia, emphasizing long-term collaboration and regional healthcare market expertise. The consortium is including but not limited to Rongui Renhe Group, a diversified conglomerate headquartered in China, comprising multiple subsidiaries engaged in pharmaceuticals, medical supplies, cosmetics, and healthcare equipment, with a significant presence in pharmaceutical retail and healthcare manufacturing.

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the “Risk and uncertainties the Company is to face” section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the “Risk Factors” section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA).

1 Yuan 2023, Epidemiology of Sarcopenia, Metabolism

2 Brown JC, Harhay MO, Harhay MN. Sarcopenia and mortality among a population-based sample of community-dwelling older adults. J Cachexia Sarcopenia Muscle. 2016;7(3):290-298

3 Fielding 2025 et al. Journal of Cachexia, Sarcopenia and Muscle, 2025; 16:e13750

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We undertake no obligation to publicly update or review any forward-looking statement, whether because of new information or otherwise, except as required by law.

Biophytis Contacts

Investor Relations

Investors@biophytis.com

US Investors

Pascal Nigen – Alpha Bronze

pnigen@alphabronzellc.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Inès de Mandiargues: ines.demandiargues@taddeo.fr - +33 6 16 16 51 78

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